November 2013
Pricing Sheet dated November 27, 2013 relating to Preliminary Terms No. 1,154 dated November 25, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Contingent Income Auto-Callable Securities due November 30, 2018
All Payments on the Securities Based on the Worst Performing of the iShares® Russell 2000® ETF, the iShares® MSCI Brazil Capped ETF and the WisdomTree Japan Hedged Equity Fund
Principal at Risk Securities
PRICING TERMS – NOVEMBER 27, 2013
Issuer:	Morgan Stanley
Underlying shares:	iShares® Russell 2000® ETF (the “IWM Shares”), iShares® MSCI Brazil Capped ETF (the “EWZ Shares”), and the WisdomTree Japan Hedged Equity Fund (the “DXJ Shares”)
Aggregate principal amount:	$6,764,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	November 27, 2013
Original issue date:	December 3, 2013 (3 business days after the pricing date)
Maturity date:	November 30, 2018
Early redemption:
If, on any redemption determination date, beginning on the third scheduled business day preceding February 28, 2014, the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.
The securities will not be redeemed early on any early redemption date if the determination closing price of any of the underlying shares is below its respective initial share price on the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Determination closing price:
With respect to each of the underlying shares, the closing price of such underlying shares on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such redemption determination date or observation date, as applicable

Redemption determination dates:	Quarterly, on the third scheduled business day preceding each scheduled early redemption date, subject to postponement for non-trading days and certain market disruption events
Early redemption dates:
Starting on February 28, 2014, quarterly, on the 30th day of each February, May, August and November (or in the case of February, on the last calendar day of such month); provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Contingent quarterly coupon:
A contingent quarterly coupon at an annual rate of 8.00% (corresponding to approximately $20.00 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each of the underlying shares is at or above its respective downside threshold level on the related observation date.
If, on any observation date, the determination closing price of any of the underlying shares is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date.   It is possible that one or more of the underlying shares will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold levels:
With respect to the IWM Shares, $76.012, which is equal to approximately 67% of its initial share price
With respect to the EWZ Shares, $ 31.155, which is equal to 67% of its initial share price
With respect to the DXJ Shares, $33.567, which is equal to 67% of its initial share price

Payment at maturity:
•If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
•If the final share price of any of the underlying shares is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying shares

Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$942.60 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$30	$970
Total	$6,764,000	$202,920	$6,561,080
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $30 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,154 dated November 25, 2013

Product Supplement for Auto-Callable Securities dated October 19, 2012	Index Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Terms continued from previous page:
Initial share price:
With respect to the IWM Shares, $113.45, which is its closing price on the pricing date
With respect to the EWZ Shares, $46.50, which is its closing price on the pricing date
With respect to the DXJ Shares, $50.10, which is its closing price on the pricing date

Coupon payment dates:
Quarterly, on the 30th day of each February, May, August and November (or in the case of February, on the last calendar day of such month), beginning February 28, 2014; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the February 28, 2014 coupon payment date, subject, independently in the case of each of the underlying shares, to postponement for non-trading days and certain market disruption events. We also refer to November 27, 2018, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.

Final share price:	With respect to each of the underlying shares, the closing price of such underlying shares on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares
Worst performing underlying shares:	The underlying shares with the largest percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61761JMV8 / US61761JMV88
Listing:	The securities will not be listed on any securities exchange.